EXHIBIT 2

Reporting Persons’ Purchases of

Common Stock within past 90 Days

Reporting Person	Date of Transaction	Number of Shares Purchased	Price Per Share (including commissions, if any)

Tontine Capital Partners, L.P.	11/1/05	4,300	$14.28

Tontine Capital Partners, L.P.	11/11/05	200	15.22

Tontine Capital Partners, L.P.	11/11/05	160,000	15.03

Tontine Capital Partners, L.P.	11/14/05	1,600	15.02

Tontine Capital Partners, L.P.	11/30/05	21,800	16.13

Tontine Capital Partners, L.P.	12/06/05	111,100	16.03

Tontine Capital Partners, L.P.	12/22/05	133,000	15.03

Tontine Capital Partners, L.P.	12/23/05	75,000	14.99